January 11, 2005


      Mail Stop 0409

Mr. Cai Danmei
Chief Executive Officer
New Taohuayuan Culture Tourism Co., Ltd
1# Dongfeng Road
Xi`an Weiyang Tourism Development District
Xi`an, China  0086-29-86671555

Re:	New Taohuayuan Culture Tourism Co., Ltd
      Form SB-2 filed December 13, 2004
      File No. 333-121187

Dear Mr. Danmei:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments
1. We note your use of the term "Company" throughout the prospectus.
Since this term is vague and abstract, please revise to use your actual company name or a shortened version of it throughout your document.
2. Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

3. We note you invest in real estate activities. To the extent applicable, please provide the information substantially similar to the disclosure that would be required under the Guide 5 if limited partnership interests were being registered. See Instruction 3 to
Item 102(a) of Regulation S-B.

Registration Cover Page
4. Please check the box indicating that the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415.
5. We note that you have calculated the registration fee based on Rule 457(c). In light of the fact that there is no market for you shares, this reliance appears to be inappropriate. Please revise or advise.
Prospectus Summary
6. Please revise to disclose that PRC refers to the People`s
Republic
of China.
7. Please revise to describe how you acquired your hotel and restaurant business.
8. Per the Summary, you note that you "intend to develop an 848 acre commercial and residential development in a Xi`an suburb approximately 23 miles from the city." On page 11, you state that you "have acquired a parcel of land in Lantian, Shaanxi Province for future use and development." On page 14, you note that you "purchased land use rights covering approximately 848 acres of rolling hill land in Lantian County approximately 23 miles from Xi`an." It appears that these quotes are all referring to the same parcel of land, however, you utilize three different descriptions for this one location. Please be consistent in your description of the location of the parcel.
9. You state that the hotel that you own and the hotel that you manage "have been given the highest hotel rating granted by the PRC, which is the equivalent of a five-star rating in the U.S." Please supplementally provide support for the ratings granted by the PRC. Also, please supplementally provide support for the assertion that the hotel rating granted by the PRC is equivalent to a five-star rating in the U.S.
Summary Financial Data, page 2
10. The financial data disclosed in this section is repeated verbatim under the heading "Selected Financial Data" on page 8. Mere repetition of the same information does not enhance the quality of disclosure in your prospectus. Full disclosure included in the body of your prospectus should appear only once, organized according to your investors` perspectives. Please eliminate this and all other redundancy throughout the prospectus.
Risk Factors, page 3

General
11. Please include a risk factor addressing the risk that substantially all of your management revenue has been derived from related parties. In addition, please also discuss the conflict of interest that your officers and directors face due to the affiliated nature of the transactions, including the fact that the management agreements were not negotiated at arms-length and that you may not enforce the terms of the agreements as vigorously as you would with a third party.
12. Please discuss the risk of control by your largest
stockholder,
Shaanxi New Taohuayuan, from whom you also receive management fees.
13. Discuss any limitations on business insurance in China and the effect on your business.
14. On page F-14, you note that you maintain your cash balances with
various banks and trust companies located in the PRC.   You also
noted that such amounts are not insured or otherwise protected should
the amounts placed with the banks and trust companies be non-recoverable. Please add a risk factor to address this issue.
15. On page 9, you note that "surcharge on taxes increased by more than 61% to $767,472 for the nine-month period ended September 30, 2004 from $477,050 for the nine-month period ended September 30,
2003."   You also state that the surcharge on taxes will be
accrued
at a daily rate of 0.05% of the unpaid taxes. Please include a risk factor on how this surcharge on taxes may affect your liquidity.

We Have Negative Working Capital Which Could Limit Our Ability to
Grow Our Operations, page 3
16. Please indicate the cash available to you as of the most recent practicable date.

Our Properties Face Significant Competition Which Could Reduce Our Revenues, page 3
17. On page 15, you note that your competitors "all have recognized trade names, international reservation systems, greater resources and longer operating histories than we, and accordingly, we are at a competitive disadvantage in these areas." Please note these and other relevant disadvantages in this risk factor.






Management`s Discussion and Analysis or Plan of Operation, page 9

General
18. Please revise to include an introductory section or overview that would facilitate an investor`s understanding about your business, operations and your financial statements. Refer to SEC Release 33-8350.
19. Please revise to identify and discuss key performance indicators, including non-financial performance indicators, that management uses to manage and assess the business and that would be material to investors.
20. Please confirm that you do not have any off-balance sheet arrangements. Refer to Item 303(c) of Regulation S-B.

Results of operations for the nine months ended September 30, 2004 compared to September 30, 2003, page 9
21. In the third to last paragraph you state that interest income included "an amount of $222,609 received from Shaanxi New
Taohuayuan
Economy Trade Co., Ltd." Please revise to describe what this interest income pertained to.

Liquidity and capital resources, page 11
22. Please revise as follows:
* Please further describe the nature of your expenditures to date and in the future regarding the Lantian and New Hainan properties. For example, were the payments solely for land rights or for construction, development or renovation?
* For each of Lantian and New Hainan, disclose the amounts paid for each stage of development and estimates for future payment.
* For each property, discuss the specific sources for payments made and any specific sources of funds for future expenditures.

23. Refer to the discussion of your required statutory reserves on page 17. We note that as a result of the Transaction, Shaanxi THY has become a wholly owned subsidiary of New Tao. Please disclose and quantify any limitations that New Tao may have on accessing the cash flow and assets of Shaanxi THY and any inability to use cash earned by Shaanxi THY for your own liquidity needs.




24. You state that you "have certain arrangements with the local government that the total taxes payable by us...is subject to a maximum amount of $120,967 per annum and we are not liable to pay any tax above the maximum amount."  Please state whether this is an oral
or written agreement and how the terms of this agreement were determined. If this is a written agreement, please file it as an Exhibit.
You also state that this "arrangement is not in strict compliance with national laws and regulations in the PRC." Please supplementally explain what you mean by "not in strict compliance with national laws and regulations." Also, please disclose whether a legal opinion was obtained regarding this matter
25. Please discuss the reason for any material changes in assets
and
liabilities from the nine months ended September 30, 2003 to September 30, 2004 and for the fiscal year ended December 31, 2003 to
December 31, 2004.
26. Discuss whether your business is subject to seasonality and whether seasonality has had an effect on your financial condition or
results of operation.   Refer to Item 303 of Regulation S-B.
27. If material, disclose any known trends, events or uncertainties that have, or are reasonably likely to have, a material impact on your short-term or long-term liquidity. Refer to Item 303 of Regulation S-B.
28. In the last full paragraph you state "[w]e consider that we are able to generate sufficient operating cash flow for our catering service and hotel room and related services operation." Please disclose how you will generate these cash flows. Also, please disclose the amount of funds necessary to fund current operations.

Critical Accounting Policies, pages 11

29. Based upon the disclosure in your financial statements, it appears that your provision for income and other taxes are subject to significant judgment that could materially impact the financial statements. Please enhance your discussion of critical accounting policies to discuss all areas that are material in which there are significant estimates or assumptions. Your disclosure should include how estimates are determined, how assumptions may change, and what impact a change in assumptions may have on the financial statements.
Please refer to SEC Release 33-8350 for additional guidance.







Business, page 13

General
30. Please include a statement as to whether, in the opinion of your management, your properties are adequately covered by insurance. Refer to Item 102(c)(6) of Regulation S-B.
31. Please disclose your costs and effects of compliance with environmental laws. Refer to Item 101(b)(11) of Regulation S-B.
32. If you are currently operating a corporate and/or hotel website, please consider disclosing the address in this section. Refer to
Item 101(e)(2) of Regulation S-K. Regardless of whether you disclose this, please tell us the address of your website(s), if any.
33. Please revise to include an organization chart with ownership percentages.

Current Operations, page 13

Taohuayuan Inn, page 13

34. Please supplementally provide support for your assertion that you price your rooms "at approximately 20% below the competitive five-star hotels in the Xi`an metropolitan area."
35. We note that the underlying real estate is owned by the PRC government and that you possess land use rights. Please revise to clarify whether the payment of $1,531,000 is a one-time fee for the land use rights or whether additional payments will be due.
Please
revise to describe your land use rights and any limitations on your use of the property or the right to convey or transfer your rights.
Please also discuss any termination, renewal or amendment provisions in your agreement with the government. Please file your land use agreement as an exhibit to your registration statement.
36. We note that you state that room prices are set by the PRC government. Please revise to further explain this pricing structure.
Is the room price the same for every hotel in your market or geographical area? Is the room price fixed or does it fluctuate monthly or annually? What criteria are used by the government in setting the room price? Further, please revise to include appropriate risk factor and MD&A disclosure in this regard.




DongJin Taoyuan Villas, page 14
37. Please revise to describe any termination, renewal or amendment provisions under the DongJin and Wenhao management agreements.
Please disclose the targeted revenue amounts that will trigger bonus payments under each management agreement. Disclose the amount of management fees you were paid in 2004.

Wenhao Restaurant Management, page 14
38. Please revise to clarify whether the management is a fixed annual fee. Further, please disclose the historical revenues of the restaurants. If the targeted bonus is dependent on aggregate revenues for all four restaurants, then disclose aggregate historical revenues.

Future Developments and Strategy, page 14

39. We note that you plan to commence construction of the Lantian mixed-use development in 2007 and that you expect the New Hainan hotel and resort to commence operations in 2006. Please describe the current state of each property. Please revise to clarify whether the
New Hainan property is undeveloped land or an existing resort that will be renovated. For each development, please describe in further detail your current design, construction schedule and budget. Please disclose the total estimated development costs, as well as the costs associated with any planned facilities. Also, describe who will be responsible for the design, construction, development and operation, and disclose any milestones for construction or development. Please revise to clarify whether you have identified any loans or financing to date.

Competition, page 15
40. Please disclose your competitive position and methods of competition in your hotel management and restaurant management business.

PRC Laws and Regulations Affecting Our Business, page 15
41. Please substantially revise this section to highlight and clarify how the PRC laws and regulations differ from those of the U.S. and the impact on your business. For example only, please revise to discuss the following:

* The restrictions on foreign ownership;
* The general restrictions on hotel resorts and restaurants, including the fact that room rates are set by the government; and
* The regulation of foreign currency exchange and dividend distribution

In addition, please revise to include appropriate risk factor and MD&A disclosure.
42. Please revise to clarify the impact or effect that each law or regulation will have on U.S. investors. For example, please revise as follows:
* With respect to the legal system, describe the limitations on enforcing liabilities based on U.S. federal securities laws;
* Discuss the impact of the different accounting treatments;

* Regarding your earnings and distributions discussion, clarify what the material U.S income tax implications are for U.S. investors;

* Revise to describe the effect that required reserves have on dividends and working capital; and

* Revise to discuss the impact of political and trade relations on your business.

In addition, please revise to include appropriate risk factor and MD&A disclosure.
43. On page 17, in the last full paragraph you note "[o]ver the last few years, the PRC`s economy has registered a high growth rate."
Please quantify "high growth rate."

Management, page 19
44. Please state Liu Bo`s business experience for the last five years. Refer to Item 401(a)(4) of Regulation S-B. Further, under the description of Hu Yangxiong`s business experience, please revise to clarify whether the Shaanxi Aviation Industry Bureau is a governmental agency.

Executive Compensation, page 20
45. Please revise to describe the material terms of the employment contracts and any other compensation plans or arrangements, including cash and non-cash compensation, severance payments, termination, renewal and non-compete provisions. Refer to Item 402(f) and (g) of
Regulation S-B.

Summary Compensation Table, page 20
46. You state that you have agreements with Mr. Chen, Ms. Cai and Ms.
Liu "which provide for annual salaries of $0, $4,500 and $2,900 respectively." Per Exhibit 10.5 and 10.7, the amounts you quoted are monthly amounts. Please revise the table to include the amounts paid in 2004.


Security Ownership of Executive Officers, Directors and Beneficial Owners of Greater than 5% of Our Common Stock, page 21

47. Please revise to identify the natural persons who have voting and investment power over the shares held by Shaanxi New Taohuayuan.
Refer to Rule 13d-3.

Information Regarding the Selling Stockholders, page 21
48. Please revise to include the information required by Item 507 of
Regulation S-B. Specifically, include a table that names each selling stockholder. It is inappropriate to include the names in an exhibit.
In addition, for each selling stockholder that is a non-natural person, please identify the natural persons who have voting and investment power over the shares held by the entity. Refer to Telephone Interpretation 4S. to Item 507 of Regulation S-K (March 1999 Supplement).

49. With regard to any selling stockholders who are non-natural persons, please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

50. If any selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

* how long the selling shareholders have held the securities,
* the circumstances under which the selling shareholders received the securities,
* the selling shareholders` relationship to the issuer,
* the amount of securities involved,
* whether the sellers are in the business of underwriting securities, and
* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.






Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

* the seller purchased in the ordinary course of business and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Related Party and Other Material Transactions, page 23
51. Please revise to include all related transactions during the last two years. Refer to Item 404(b) of Regulation S-B. For example, describe the interests of affiliates in the merger consideration.
52. You state that "the agreements were executed in January 2004 for a period of five years." Please briefly describe the agreements. Also, please revise to clarify that the agreements were not negotiated at arms-length.
53. Please include a discussion regarding the amount that you owed to
Trading Co. and that Trading Co subsequently waived (see page F-
11).
The discussion should include how the terms of the agreement were determined by the parties and any other ongoing contractual or other commitment that arose as a result of the arrangement.
54. Please include a discussion regarding the related party transaction with Real Estate Company that you refer to per page F-10.
55. Please revise to clarify which entities you are referring to when you state "[t]hese entities are controlled by Chen Jingmin, our chairman."

Description of Capital Stock, page 23

General, page 23
56. Please revise to describe any PRC laws or regulations affecting companies that are organized in the U.S. and are operating in China that would impact the rights of common stockholders. Refer to Item
202(a)(3) of Regulation S-B.

Dividends, page 24
57. Please revise to describe any PRC laws or regulations that restrict or limit the ability to pay dividends. Refer to Item
201(c)(2) of Regulation S-B.




Shares Eligible for Future Sale, page 24
58. You note that "in November 2005 all such shares will also be eligible for sale under Rule 144." Please supplementally tell us how you arrived at this date. We note that the share exchange occurred in December 2004.

Financial Statements

59. We note you have included the financial statements of the registrant after giving retroactive effect to the recapitalization.
Please clarify for us your reason for also including the financial statements of your wholly owned subsidiary.

Report of Independent Registered Public Accounting Firm, pages F-1 and F-15

60. In the next amendment, please include a signed copy of each Report of Independent Registered Public Accounting Firm. Refer to
Article 2.02(a) of Regulation S-X.

Shaanxi New Taohuayuan Culture Tourism Company Limited, pages F-1 to
F-14

Statements of Operations, page F-2

61. Please advise us why you consider "surcharge on taxes" to be an operating expense rather than part of non-operating income
(expense).

62. Please revise your statement of operations to present basic and diluted, if applicable, earnings per share on the face of your statement of operations and include the disclosures required by paragraphs 40 and 41 of SFAS 128.

Note 2, Summary of Significant Accounting Policies, pages F-6 to
F-9

63. We note that you principally operate a hotel and resort and manage a chain of restaurants. Please advise us of, and disclose, your accounting policy with respect to segment reporting and include the disclosures required by SFAS 131, as applicable.

Revenue Recognition, page F-6

64. In your statement of operations, you present catering services, hotel and related services and management fee income, however, your revenue recognition discussion includes disclosure of your accounting policy as it relates to service revenues only. Please expand your disclosure to include the revenue recognition policy for each type of revenue. With respect to your management fee income, disclose the timing of the contingent revenue portion of your management fee.


Impairment of long-lived assets, pages F-8 to F-9

65. Please advise us of, and disclose, the circumstances surrounding the impairment loss on property, plant and equipment recognized and referenced in Note 3 and Note 5. Clarify the period in which the impairment loss was recognized and include the disclosures required by paragraph 26 of SFAS 144, as applicable.

Note 3, Income Tax, page F-9

66. Please revise to include the disclosures required by paragraphs
43 - 49 of SFAS 109, as applicable.

Note 4, Related Party Transactions, pages F-9 to F-11

67. We note from your disclosure that a significant portion of the amounts due from related parties are due from your shareholders. Please advise us of your basis in US GAAP for classifying these receivables as an asset rather than as a reduction to equity. In your response, cite the relevant accounting guidance which supports your policy. Refer to EITF 85-1 and SAB Topic 4-G.

68. You indicate in your disclosure that you entered into a management agreement with Shaanxi New Taohuayuan Tourism and Trading
Limited, however, your disclosure on page 14 refers to this entity as
Shaanxi New Taohuayuan Economy Trade Co., Ltd. Please revise your disclosure here and throughout the rest of the filing to clarify the other party to your management agreement.

(a) Name and relationship of related parties, page F-9
69. Please advise us of, and disclose, the name of the company in which Chen Jingmin has control and beneficial interest and any other existing relationships with each of the related parties disclosed. For instance, it appears that Trading Company is also your sole principal stockholder.

70. Please advise us of, and disclose, the nature of your transactions with Real Estate Company.

(c) Summary of related party transactions, page F-11

71. We note from your disclosure on page 10, that no interest income was recognized during 2002 due to the waiver of an amount due to Trading Company of $423,385. Please advise us of, and disclose, the nature of the amount due to Trading Company and the circumstances surrounding the waiver by Trading Company. For instance, what did you give up in exchange for the waiver and why did Trading Company agree to waive this amount rather than apply this balance against the amount due to you.

72. In your response to the above comment, please advise us why the waiver had an impact on the recognition of interest income on amounts due from Trading Company.

Note 5, Property, Plant and Equipment, page F-12

73. Please advise us of, and disclose, the relevant terms of your land lease with the PRC and over what period you amortize the leasehold land asset.

Note 6, Prepayments, page F-12

74. Please advise us of, and disclose, the significant terms of your land acquisition agreement with the PRC including the payment terms, refundable or non-refundable nature of the deposits and any other relevant terms such as adverse consequences to the extent you are unable to make the remaining purchase payments.

Note 8, Commitments and Contingencies, page F-13

75. Please advise us of, and disclose, the nature of your provision for "other taxes" and the payment terms.

New Taohuayuan Culture Tourism Company Limited, pages F-15 to F-28

76. Please revise in accordance with applicable comments on the Shaanxi New Taohuayuan Culture Tourism Company Limited financial statements.

Item 25. Other Expenses of Issuance and Distribution, page II-1
77. Per your registration statement cover page, your registration fee is $10,021. However, per Item 25, your registration fee is $10,787.
Please advise or revise.

Item 26. Recent Sales of Unregistered Securities, page II-1
78. Please supplementally provide your analysis of whether your exchange of shares, in conjunction with the merger, was considered a
"sale of securities" under the Securities Act.  Please note that if a
foreign corporation undertakes a merger to become a U.S.
corporation,
the migratory transaction is an event of sale that must be
registered
with the Commission or exempt from registration.  Refer to Rule
145
of the Securities Act of 1933 and the March 1999 Division of Corporation Finance Telephone Interpretation 1S. Please supplementally tell us, and revise to disclose, the exemption from registration and the facts relied upon to make the exemption available. Refer to Item 701 of Regulation S-B. In addition, please revise your disclosure to state the aggregate value of the shares.


Item 27. Exhibit Index, page II-2
79. Per EDGAR, we note that the copies of your Articles of Incorporation, Bylaws and the Migratory Merger Agreement are not signed. Please confirm that they are substantially identical to the executed versions, or upload signed copies of these documents. Please revise the Exhibit Index to include a specimen stock certificate and any other instruments defining the rights of security holders. See Item 601 of Regulation S-B.
80. It appears that you have transposed your employment agreements with Ms. Liu and Ms. Cai. Ms. Liu`s agreement is listed as Exhibit
10.7 per EDGAR and it is listed as Exhibit 10.5 per the registration statement. Ms. Cai`s agreement is listed as Exhibit 10.5 per EDGAR and it is listed as Exhibit 10.7 per the registration statement. Please revise.
81. Please revise to file a list of all subsidiaries. Refer to Item
601(b)(21) of Regulation S-B.

Exhibit 5.1.
82. Please revise to state that the securities are non-assessable.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Josh Forgione, Accountant, at (202) 824-5464 or
Rachel Zablow, Senior Accountant, at (202) 824-1852 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202)
942-
2811 or the undersigned at (202) 942-2987 with any other questions.

Sincerely,



Peggy Kim
Senior Counsel

cc:	Gary A. Argon, Esq. (via facsimile)


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New Taohuayuan Culture Tourism Co., Ltd
Page 1